HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2020 and 2019

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the condensed interim unaudited consolidated financial statements and accompanying notes thereto (Consolidated Financial Statements) of Hydro One Limited (Hydro One or the Company) for the three months ended March 31, 2020, as well as the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2019. The Consolidated Financial Statements have been prepared in accordance with United States (US) Generally Accepted Accounting Principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.
The Company has prepared this MD&A in accordance with National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canadian securities laws and regulations, which can vary from those of the US. This MD&A provides information as at and for the three months ended March 31, 2020, based on information available to management as of May 7, 2020.
CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

Three months ended March 31 (millions of dollars, except as otherwise noted)	2020	2019	Change
Revenues	1,850	1,759	5.2%
Purchased power	1,007	807	24.8%
Revenues, net of purchased power[1]	843	952	(11.4%)
Operation, maintenance and administration (OM&A) costs	265	416	(36.3%)
Depreciation, amortization and asset removal costs	212	212	0.0%
Financing charges	119	163	(27.0%)
Income tax expense (recovery)	15	(16)	(193.8%)
Net income to common shareholders of Hydro One	225	171	31.6%
Adjusted net income to common shareholders of Hydro One[1]	225	311	(27.7%)

Basic earnings per common share (EPS)	$0.38	$0.29	31.0%
Diluted EPS	$0.38	$0.29	31.0%
Basic adjusted non-GAAP EPS (Adjusted EPS)[1]	$0.38	$0.52	(26.9%)
Diluted Adjusted EPS[1]	$0.38	$0.52	(26.9%)

Net cash from operating activities	548	118	364.4%
Funds from operations (FFO)[1]	479	224	113.8%

Capital investments	372	311	19.6%
Assets placed in-service	225	145	55.2%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	19,247	20,763	(7.3%)
Distribution: Electricity distributed to Hydro One customers (GWh)	7,484	7,738	(3.3%)

As at	March 31, 2020	December 31, 2019
Debt to capitalization ratio[2]	56.0%	56.3%

[1]	See section “Non-GAAP Measures” for description and reconciliation of adjusted net income, basic and diluted Adjusted EPS, FFO and revenues, net of purchased power.

[2]
Debt to capitalization ratio is a non-GAAP measure and has been calculated as total debt (including total long-term debt, convertible debentures and short-term borrowings, net of cash and cash equivalents) divided by total debt plus total shareholders’ equity, including preferred shares but excluding any amounts related to noncontrolling interest. Management believes that the debt to capitalization ratio is helpful as a measure of the proportion of debt in the Company's capital structure.

OVERVIEW
The Company's transmission business consists of the transmission system operated by subsidiaries of Hydro One Inc. (a wholly-owned subsidiary of the Company), Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (HOSSM), as well as an approximately 66% interest in B2M Limited Partnership (B2M LP), a limited partnership between Hydro One and the Saugeen Ojibway Nation (SON), and an approximately 55% interest in Niagara Reinforcement Limited Partnership (NRLP), a limited partnership between Hydro One and Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation (collectively, the First Nations Partners). Hydro One’s distribution business consists of the distribution system operated by Hydro One Inc.'s subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc. (Hydro One Remote Communities). The other segment consists principally of Hydro One's telecommunications business, which provides telecommunications support for the Company’s transmission and distribution businesses, as well as certain corporate activities, and is not rate-regulated.

1

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2020 and 2019

For the three months ended March 31, 2020 and 2019, Hydro One’s segments accounted for the Company’s total revenues, net of purchased power, as follows:

Three months ended March 31	2020	2019
Transmission	48%	45%
Distribution	51%	54%
Other	1%	1%
As at March 31, 2020 and December 31, 2019, Hydro One’s segments accounted for the Company’s total assets as follows:

As at	March 31, 2020	December 31, 2019
Transmission	54%	56%
Distribution	36%	37%
Other	10%	7%
RESULTS OF OPERATIONS
Net Income
Net income attributable to common shareholders for the quarter ended March 31, 2020 of $225 million is an increase of $54 million or 31.6% from the prior year. Significant influences on the year over year change in earnings included:

•	lower revenues, net of purchased power, primarily resulting from:

•	lower distribution revenues resulting from the 2018 catch-up revenues recognized in the first quarter of 2019 following the Ontario Energy Board (OEB) decision; and

•	lower transmission revenues primarily due to lower average monthly Ontario 60-minute peak demand driven by less favourable weather.

•	lower OM&A costs primarily resulting from:

•	the incurrence of the termination fee related to the proposed acquisition of Avista Corporation (Merger) in 2019;

•	the write-off of the Lake Superior Link project in 2019; and

•	lower corporate support costs; partially offset by

•	higher vegetation management expenditures.

•
lower financing charges as a result of Merger-related financing charges incurred in the prior year; partially offset by higher interest expense on long-term debt as a result of increased debt levels due to the debt issuances completed in the second quarter of 2019 and first quarter of 2020; and

•	higher income tax expense primarily attributable to:

•	income tax recovery in the prior year associated with Merger-related costs; and

•	incremental tax deductions associated with the deferred tax asset sharing in the first quarter of 2019; partially offset by

•	lower income before taxes, adjusted for costs related to the Merger; and

•	higher net tax deductions primarily related to accelerated tax depreciation (Accelerated CCA).
Also included in the Company's results for the quarter ended March 31, 2020 are costs associated with the stand down of temporary work force related to the deferral of work programs and purchase of additional facility related and cleaning supplies as a result of the COVID-19 pandemic. For additional disclosure related to the impact of COVID-19 on the Company's operations for the quarter, please see section "Other Developments - COVID-19".
EPS and Adjusted EPS
EPS was $0.38 for the three months ended March 31, 2020, compared to $0.29 in the comparable period last year. The increase in EPS was primarily driven by one-time items recorded in 2019, primarily the Merger termination costs, partially offset by lower distribution revenues due to the 2018 catch-up revenues recognized in the first quarter of 2019. Adjusted EPS, which adjusts for income and costs related to the Merger, was $0.38 in three months ended March 31, 2020, compared to $0.52 in the comparable period last year. The decrease in Adjusted EPS was primarily driven by lower distribution revenues as noted above. See section "Non-GAAP Measures" for description and reconciliation of Adjusted EPS.

2

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2020 and 2019

Revenues

Three months ended March 31 (millions of dollars, except as otherwise noted)	2020	2019	Change
Transmission	400	428	(6.5%)
Distribution	1,439	1,321	8.9%
Other	11	10	10.0%
Total revenues	1,850	1,759	5.2%

Transmission	400	428	(6.5%)
Distribution, net of purchased power[1]	432	514	(16.0%)
Other	11	10	10.0%
Total revenues, net of purchased power[1]	843	952	(11.4%)

Transmission: Average monthly Ontario 60-minute peak demand (MW)	19,247	20,763	(7.3%)
Distribution: Electricity distributed to Hydro One customers (GWh)	7,484	7,738	(3.3%)
1 See section “Non-GAAP Measures” for description and reconciliation of distribution revenues, net of purchased power, and revenues, net of purchased power.
Transmission Revenues
Transmission revenues decreased by 6.5% during the quarter ended March 31, 2020, primarily due to:

•	lower transmission revenues primarily due to lower average monthly Ontario 60-minute peak demand driven by less favourable weather; and

•	deferred tax regulatory adjustment related to Accelerated CCA, which will flow through to customers and is offset by lower tax expense, with no impact on regulated return-on-equity (ROE).
Distribution Revenues, Net of Purchased Power
Distribution revenues, net of purchased power, decreased by 16.0% during the quarter ended March 31, 2020 primarily due to:

•	lower distribution revenues due to the 2018 catch-up revenues recognized in the first quarter of 2019 following the OEB decision; and

•	deferred tax regulatory adjustment related to Accelerated CCA, which will flow through to customers and is offset by lower tax expense, with no impact on regulated ROE; partially offset by

•	higher distribution revenues due to a higher residential customer count in 2020; and

•	higher revenues resulting from the OEB's decision on the 2020 distribution rates.
OM&A Costs

Three months ended March 31 (millions of dollars)	2020	2019	Change
Transmission	102	99	3.0%
Distribution	148	146	1.4%
Other	15	171	(91.2%)
	265	416	(36.3%)
Transmission OM&A Costs
The increase of 3.0% in transmission OM&A costs for the quarter ended March 31, 2020 was primarily due to:

•
costs associated with temporary stand down of the Company's casual work force and purchase of additional facility related and cleaning supplies as a result of the COVID-19 pandemic; partially offset by

•	lower corporate support costs.
Distribution OM&A Costs
The increase of 1.4% in distribution OM&A costs for the quarter ended March 31, 2020 was primarily due to:

•	higher vegetation management expenditures; and

•
costs associated with temporary stand down of the Company's casual work force and purchase of additional facility related and cleaning supplies as a result of the COVID-19 pandemic; partially offset by

•	lower corporate support costs.
Other OM&A Costs
The decrease in other OM&A costs for the quarter ended March 31, 2020 was primarily due to the payment of the Merger termination fee and the Lake Superior Link project write-off in the first quarter of 2019, as well as lower corporate support costs in the first quarter of 2020.

3

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2020 and 2019

Financing Charges
The decrease of $44 million or 27.0% in financing charges for the quarter ended March 31, 2020 was primarily due to:

•	financing costs related to the Merger incurred in the first quarter of 2019; partially offset by

•	higher interest expense on long-term debt as a result of increased debt levels largely driven by the debt issuances completed in the second quarter of 2019 and first quarter of 2020.
Income Tax Expense
Income tax expense was $15 million for the three months ended March 31, 2020, compared to an income tax recovery of $16 million for the comparable period last year.
As prescribed by the regulators, the Company recovers income taxes and is required to accrue its tax expense based on the tax liability determined without accounting for temporary differences recoverable from or refundable to customers in the future.
The increase in income tax expense for the three months ended March 31, 2020 was primarily attributable to the following:

•	income tax recovery in the prior year associated with Merger-related costs; and

•	incremental tax deductions associated with the deferred tax asset sharing in the first quarter of 2019; partially offset by

•	lower income before taxes, adjusted for costs related to the Merger; and

•	higher net tax deductions primarily related to Accelerated CCA.
The Company realized an effective tax rate for the three months ended March 31, 2020 of approximately 6.1%, compared to approximately (9.9)% realized in the same period last year.
Common Share Dividends
In 2020, the Company declared and paid cash dividends to common shareholders as follows:

Date Declared	Record Date	Payment Date	Amount per Share	Total Amount (millions of dollars)
February 11, 2020	March 11, 2020	March 31, 2020	$0.2415	144
Following the conclusion of the first quarter of 2020, the Company declared a cash dividend to common shareholders as follows:

Date Declared	Record Date	Payment Date	Amount per Share	Total Amount (millions of dollars)
May 7, 2020	June 10, 2020	June 30, 2020	$0.2536	152
QUARTERLY RESULTS OF OPERATIONS

Quarter ended (millions of dollars, except EPS)	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018
Revenues	1,850	1,715	1,593	1,413	1,759	1,491	1,606	1,477
Purchased power	1,007	914	737	653	807	741	733	674
Revenues, net of purchased power[1]	843	801	856	760	952	750	873	803
Net income (loss) to common shareholders	225	211	241	155	171	(705)	194	200
Adjusted net income to common shareholders[1]	225	211	241	155	311	176	227	194

Basic EPS	$0.38	$0.35	$0.40	$0.26	$0.29	($1.18)	$0.33	$0.34
Diluted EPS	$0.38	$0.35	$0.40	$0.26	$0.29	($1.18)	$0.32	$0.33
Basic Adjusted EPS[1]	$0.38	$0.35	$0.40	$0.26	$0.52	$0.30	$0.38	$0.33
Diluted Adjusted EPS[1]	$0.38	$0.35	$0.40	$0.26	$0.52	$0.29	$0.38	$0.32

[1]	See section “Non-GAAP Measures” for description of revenues, net of purchased power, adjusted net income and Adjusted EPS.
Variations in revenues and net income over the quarters are primarily due to the impact of seasonal weather conditions on customer demand and market pricing, as well as timing of regulatory decisions.
CAPITAL INVESTMENTS
The Company makes capital investments to maintain the safety, reliability and integrity of its transmission and distribution system assets and to provide for the ongoing growth and modernization required to meet the expanding and evolving needs of its customers and the electricity market. This is achieved through a combination of sustaining capital investments, which are required to support the continued operation of Hydro One’s existing assets, and development capital investments, which involve both additions to existing assets and large-scale projects such as new transmission lines and transmission stations.

4

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2020 and 2019

Assets Placed In-Service
The following table presents Hydro One’s assets placed in-service during the three months ended March 31, 2020 and 2019:

Three months ended March 31 (millions of dollars)	2020	2019	Change
Transmission	129	54	138.9%
Distribution	95	88	8.0%
Other	1	3	(66.7%)
Total assets placed in-service	225	145	55.2%
Transmission Assets Placed In-Service
Transmission assets placed in-service increased by $75 million or 138.9% during the first quarter of 2020 primarily due to the following assets placed in-service:

•	the high voltage underground cable replacement work from Leaside transmission station to Main transmission station;

•	station refurbishment work at the Elgin transmission station; and

•	the Kapuskasing area reinforcement project.
Distribution Assets Placed In-Service
Distribution assets placed in-service increased by $7 million or 8.0% during the first quarter of 2020 primarily due to higher volume of new customer connections.
Capital Investments
The following table presents Hydro One’s capital investments during the three months ended March 31, 2020 and 2019:

Three months ended March 31 (millions of dollars)	2020	2019	Change
Transmission
Sustaining	177	174	1.7%
Development	47	19	147.4%
Other	12	13	(7.7%)
	236	206	14.6%
Distribution
Sustaining	66	46	43.5%
Development	60	44	36.4%
Other	9	13	(30.8%)
	135	103	31.1%

Other	1	2	(50.0%)
Total capital investments	372	311	19.6%
Transmission Capital Investments
Transmission capital investments increased by $30 million or 14.6% during the first quarter of 2020. Principal impacts on the levels of capital investments included:

•	higher investments in multi-year development projects, including the East-West Tie Station Expansion project; and

•	higher volume of station refurbishments and replacements; partially offset by

•	lower volume of overhead line refurbishments and replacements.
Distribution Capital Investments
Distribution capital investments increased by $32 million or 31.1% during the first quarter of 2020. Principal impacts on the levels of capital investments included:

•	higher investments in system capability reinforcement projects due to investments in distribution system connections and in distribution modernization initiatives;

•	higher volume of new customer connections;

•	investment in the Customer Contact Centre Technology Modernization project;

•	higher volume of wood pole replacements; and

•	higher volume of storm-related asset replacements and emergency power restoration work.

5

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2020 and 2019

Major Transmission Capital Investment Projects
The following table summarizes the status of significant transmission projects as at March 31, 2020:

Project Name	Location	Type	Anticipated In-Service Date	Estimated Cost	Capital Cost To Date
			(year)	(millions of dollars)
Development Projects:
Wataynikaneyap Power LP Line Connection	Pickle Lake Northwestern Ontario	New stations and transmission connection	2021	24	1
East-West Tie Station Expansion	Northern Ontario	New transmission connection and station expansion	2022[1]	157	83
Waasigan Transmission Line	Thunder Bay-Atikokan-Dryden Northwestern Ontario	New transmission line	2024	69[2]	3
Leamington Area Transmission Reinforcement[3]	Leamington Southwestern Ontario	New transmission line and stations	2026[3]	325[3]	4

Sustainment Projects:
Richview Transmission Station Circuit Breaker Replacement	Toronto Southwestern Ontario	Station sustainment	2021	115	112
Bruce A Transmission Station	Tiverton Southwestern Ontario	Station sustainment	2021	147	136
Beck #2 Transmission Station Circuit Breaker Replacement	Niagara area Southwestern Ontario	Station sustainment	2023	135	80
Bruce B Switching Station Circuit Breaker Replacement	Tiverton Southwestern Ontario	Station sustainment	2024	147	4
Lennox Transmission Station Circuit Breaker Replacement	Napanee Southeastern Ontario	Station sustainment	2024	121	83
Middleport Transmission Station Circuit Breaker Replacement	Middleport Southwestern Ontario	Station sustainment	2025	116	47
1 The majority of the East-West Tie Station Expansion project is expected to be placed in-service in 2021, enabling the connection and energization of the new East-West Tie transmission line. Additional work to complete the upgrades is expected to be placed in-service in 2022.
2 The costs of the Waasigan Transmission Line project relate to the development phase.
3 The Leamington Area Transmission Reinforcement project consists of the construction of a new double-circuit line between Chatham and Leamington and associated transmission stations and connections. The project is currently in the development stage. The anticipated in-service dates for the line and stations are between 2020 and 2026, and the total estimated cost is in the range of $290 million to $325 million.
Future Capital Investments
The Company estimates future capital investments based on management’s expectations of the amount of capital expenditures that will be required to provide transmission and distribution services that are efficient, reliable, and provide value for customers, consistent with the OEB’s Renewed Regulatory Framework. As a result of the COVID-19 pandemic, in the latter part of March 2020 the Company prioritized essential and high priority work and temporarily deferred other projects to ensure the safety of its field staff. A thorough review of work practices is being conducted to mitigate the potential impact of COVID-19 on the Company's capital program in 2020. It is currently difficult to estimate the impact of COVID-19 on the Company's work programs, as this will be dependent on the duration of the pandemic and mitigating measures that have been in place across the province of Ontario. See section "Other Developments - COVID-19" for additional information about the impacts of COVID-19 on Hydro One's operations during the quarter.
On April 23, 2020, the OEB issued its decision on Hydro One Network's 2020-2022 rate application, which included approved capital expenditures that were approximately $400 million lower than the envelope requested. The Company is currently assessing the impact of this decision on its future capital investments over the 2020-2022 period and expects to provide an update in its second quarter MD&A following the submission and approval of its draft rate order. See section "Regulation" for further details on the OEB's decision.

6

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2020 and 2019

SUMMARY OF SOURCES AND USES OF CASH
Hydro One’s primary sources of cash flows are funds generated from operations, capital market debt issuances and bank credit facilities that are used to satisfy Hydro One’s capital resource requirements, including the Company’s capital expenditures, servicing and repayment of debt, and dividend payments.

Three months ended March 31 (millions of dollars)	2020	2019
Cash provided by operating activities	548	118
Cash provided by (used in) financing activities	829	(289)
Cash used in investing activities	(365)	(308)
Increase (decrease) in cash and cash equivalents	1,012	(479)
Cash provided by operating activities
Cash from operating activities for the first quarter of 2020 increased by $430 million compared to the first quarter of 2019. The increase was impacted by various factors, including the following:

•
increases in the retail settlement variance accounts in the first quarter of 2020 compared to increases in net regulatory variance and deferral accounts balances arising from the OEB’s decision on Hydro One Networks’ 2018-2022 distribution rates in the first quarter of 2019;

•
higher payments received from the Independent Electricity System Operator (IESO) during the first quarter of 2020 associated with unbilled Fair Hydro Plan credits as a result of a change in the settlement process with the IESO effective February 2020;

•	higher earnings in the first quarter of 2020, primarily driven by the Merger-related expenditures incurred in the prior year; and

•	changes in accounts payable balances related to non-energy accruals.
Cash provided by (used in) financing activities
Sources of cash

•	The Company issued $1,100 million of long-term debt in the three months ended March 31, 2020, compared to no long-term debt issued in the same period last year.

•	The Company received proceeds of $1,285 million from the issuance of short-term notes in the first quarter of 2020, compared to $2,110 million received in the same period last year.
Uses of cash

•	The Company repaid $1,415 million of short-term notes in the first quarter of 2020, compared to $1,512 million repaid in the first quarter of 2019.

•	The Company did not repay any long-term debt in the three months ended March 31, 2020, compared to $228 million repaid in the same period in 2019.

•	In the first quarter of 2019, the Company redeemed $513 million convertible debentures.

•
Dividends paid in the first quarter of 2020 were $149 million, consisting of $144 million of common share dividends and $5 million of preferred share dividends, compared to dividends of $142 million paid in the first quarter of 2019, consisting of $137 million of common share dividends and $5 million of preferred share dividends.

Cash used in investing activities
Capital expenditures were $57 million higher in the first quarter of 2020. Please see section "Capital Investments" for comparability of capital investments made by the Company during the first quarter of 2020 compared to prior year.
LIQUIDITY AND FINANCING STRATEGY
Short-term liquidity is provided through FFO, Hydro One Inc.’s commercial paper program, and the Company’s consolidated bank credit facilities. Under the commercial paper program, Hydro One Inc. is authorized to issue up to $2,300 million in short-term notes with a term to maturity of up to 365 days.
At March 31, 2020, Hydro One Inc. had $1,013 million in commercial paper borrowings outstanding, compared to $1,143 million outstanding at December 31, 2019. The interest rates on the commercial paper borrowings outstanding at March 31, 2020 ranged from 1.2% to 1.9%. In addition, the Company has revolving bank credit facilities (Operating Credit Facilities) with total availability of $2,550 million. At March 31, 2020 and December 31, 2019, no amounts were drawn on the Operating Credit Facilities. The Company may use the Operating Credit Facilities for working capital and general corporate purposes. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, available cash on hand, and anticipated levels of FFO are expected to be sufficient to fund the Company’s operating requirements and debt maturities in 2020. The Company's currently available liquidity is also expected to be sufficient to address any reasonably foreseeable impacts that the COVID-19 pandemic may have on the Company’s cash requirements in 2020. See section "Other Developments - COVID-19" for additional information of the impact of COVID-19 on the Company's operations.

7

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2020 and 2019

At March 31, 2020, the Company had long-term debt outstanding in the principal amount of $12,586 million, which included $12,445 million of long-term debt issued by Hydro One Inc. and long-term debt in the principal amount of $141 million issued by HOSSM. The majority of long-term debt issued by Hydro One Inc. has been issued under its Medium Term Note (MTN) Program. The long-term debt consists of notes and debentures that mature between 2020 and 2064, and at March 31, 2020, had a weighted-average term to maturity of approximately 15.3 years and a weighted-average coupon rate of 4.0%. The maximum authorized principal amount of notes issuable under the MTN Program prospectus filed in March 2018 was $4.0 billion. At March 31, 2020, no amounts remained available for issuance under this MTN Program prospectus. A new MTN Program prospectus was filed in April 2020, which has a maximum authorized principal amount of notes issuable of $4.0 billion, expiring in May 2022.
On June 18, 2018, Hydro One filed a short form base shelf prospectus (Universal Base Shelf Prospectus) with securities regulatory authorities in Canada. The Universal Base Shelf Prospectus allows Hydro One to offer, from time to time in one or more public offerings, up to $4.0 billion of debt, equity or other securities, or any combination thereof, during the 25-month period ending on July 18, 2020. On November 23, 2018, Hydro One Holdings Limited (HOHL), an indirect wholly-owned subsidiary of Hydro One, filed a short form base shelf prospectus (US Debt Shelf Prospectus) with securities regulatory authorities in Canada and the US for the purpose of, but not limited to, funding a portion of the cash purchase price of the Merger. The US Debt Shelf Prospectus allows HOHL to offer, from time to time in one or more public offerings, up to US$3.0 billion of debt securities, unconditionally guaranteed by Hydro One, during the 25-month period ending on December 23, 2020. At March 31, 2020, no securities have been issued under the Universal Base Shelf Prospectus or the US Debt Shelf Prospectus.
Compliance
At March 31, 2020, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.
OTHER OBLIGATIONS
Off-Balance Sheet Arrangements
There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Summary of Contractual Obligations and Other Commercial Commitments
The following table presents a summary of Hydro One’s debt and other major contractual obligations and commercial commitments:

As at March 31, 2020 (millions of dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations (due by year)
Long-term debt - principal repayments	12,586	1,153	907	1,231	9,295
Long-term debt - interest payments	8,528	497	925	880	6,226
Short-term notes payable	1,013	1,013	—	—	—
Pension contributions[1]	307	67	128	112	—
Environmental and asset retirement obligations	162	31	59	33	39
Outsourcing and other agreements	204	147	27	17	13
Lease obligations	89	12	24	20	33
Long-term software/meter agreement	25	19	3	3	—
Total contractual obligations	22,914	2,939	2,073	2,296	15,606

Other commercial commitments (by year of expiry)
Operating Credit Facilities	2,550	—	—	2,550	—
Letters of credit[2]	192	192	—	—	—
Guarantees[3]	332	332	—	—	—
Total other commercial commitments	3,074	524	—	2,550	—

[1]
Contributions to the Hydro One Pension Fund are generally made one month in arrears. Company and employee contributions to the pension plan are based on actuarial reports, including valuations performed at least every three years, and actual or projected levels of pensionable earnings, as applicable. The most recent actuarial valuation was performed effective December 31, 2018 and filed on September 30, 2019.

[2]
Letters of credit consist of $179 million in letters of credit related to retirement compensation arrangements, $4 million in letters of credit to satisfy debt service reserve requirements, a $6 million letter of credit provided to the IESO for prudential support, and $3 million in letters of credit for various operating purposes.

[3]
Guarantees consist of $325 million prudential support provided to the IESO by Hydro One Inc. on behalf of its subsidiaries, and guarantees totalling $7 million provided by Hydro One to the Minister of Natural Resources relating to Ontario Charging Network LP (OCN LP) (OCN Guarantee). Ontario Power Generation Inc. (OPG) has provided a $2.5 million guarantee to Hydro One related to the OCN Guarantee.

8

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2020 and 2019

SHARE CAPITAL
The common shares of Hydro One are publicly traded on the Toronto Stock Exchange (TSX) under the trading symbol "H". Hydro One is authorized to issue an unlimited number of common shares. The amount and timing of any dividends payable by Hydro One is at the discretion of the Hydro One Board of Directors (Board) and is established on the basis of Hydro One’s results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board may consider relevant. At May 7, 2020, Hydro One had 597,550,989 issued and outstanding common shares.
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. The Company has two series of preferred shares authorized for issuance: the Series 1 preferred shares and Series 2 preferred shares. At May 7, 2020, the Company had 16,720,000 Series 1 preferred shares and no Series 2 preferred shares issued and outstanding.
The number of additional common shares of Hydro One that would be issued if all outstanding awards under the share grant plans and the Long-term Incentive Plan (LTIP) were vested and exercised as at May 7, 2020 was 3,623,421.
REGULATION
The OEB approves both the revenue requirements and the rates charged by Hydro One’s regulated transmission and distribution businesses. The rates are designed to permit the Company’s transmission and distribution businesses to recover the allowed costs and to earn a formula-based annual rate of return on its deemed 40% equity level invested in the regulated businesses. This is done by applying a specified equity risk premium to forecasted interest rates on long-term bonds. In addition, the OEB approves rate riders to allow for the recovery or disposition of specific regulatory deferral and variance accounts over specified time frames.
The following table summarizes the status of Hydro One’s major regulatory proceedings with the OEB:

Application	Years	Type	Status

Electricity Rates
Hydro One Networks	2020-2022	Transmission – Custom	OEB decision received
Hydro One Networks	2018-2022	Distribution – Custom	OEB decision received
B2M LP	2020-2024	Transmission – Revenue Cap	OEB decision received
HOSSM	2017-2026	Transmission – Revenue Cap	OEB decision received
NRLP	2020-2024	Transmission – Revenue Cap	OEB decision received

Mergers Acquisitions Amalgamations and Divestitures (MAAD)
Orillia Power	n/a	Acquisition	OEB decision received
Peterborough Distribution	n/a	Acquisition	OEB decision received
The following table summarizes the key elements and status of Hydro One’s electricity rate applications:

Application	Year	ROE Allowed (A) or Forecast (F)	Rate Base Allowed (A) or Forecast (F)	Rate Application Status	Rate Order Status

Transmission
Hydro One Networks	2020	8.52% (F)	$12,375 million[1] (F)	Approved in April 2020	To be filed
	2021	8.52% (F)	$13,093 million[1] (F)	Approved in April 2020	To be filed
	2022	8.52% (F)	$13,917 million[1] (F)	Approved in April 2020	To be filed

B2M LP	2020-2024	8.52% (F)	$490 million (F)	Approved in January 2020	Approved in February 2020

HOSSM	2017-2026	9.19% (A)	$218 million (A)	Approved in October 2016	Approved in December 2019[2]

NRLP	2020-2024	8.52% (F)	$120 million (F)	Approved in April 2020	Filed in April 2020

Distribution
Hydro One Networks	2020	9.00% (A)	$8,175 million (F)	Approved in March 2019	Approved in December 2019
	2021	9.00% (A)	$8,517 million (F)	Approved in March 2019	To be filed in 2020
	2022	9.00% (A)	$8,813 million (F)	Approved in March 2019	To be filed in 2021
1 In June 2019, Hydro One Networks filed updates to the application reflecting recent financial results and other adjustments. In accordance with the 2020-2022 transmission decision received in April 2020, which included approved capital expenditures that were approximately $400 million lower than the envelope requested, the Company intends to file, by May 28, 2020, its draft rate order reflecting updated rate bases for years 2020 to 2022 for the OEB’s approval. Rate base amounts are subject to finalization per OEB’s approval of the rate order.

[2]	In October 2016, the OEB approved the 2017-2026 revenue requirements. In December 2019, the OEB issued a decision on HOSSM’s request for transmission revenue requirement for 2020.

9

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2020 and 2019

Electricity Rates Applications
Hydro One Networks - Transmission
On September 28, 2017, the OEB issued its decision and order on Hydro One Networks' 2017 and 2018 transmission revenue requirements (Original Decision), with 2017 rates effective January 1, 2017.
In its Original Decision, the OEB concluded that the net deferred tax asset resulting from Hydro One's transition from the payments in lieu of tax regime under the Electricity Act, 1998 (Ontario) to tax payments under the federal and provincial tax regime should not accrue entirely to Hydro One shareholders and that a portion should be shared with ratepayers. On November 9, 2017, the OEB issued a decision and order that calculated the portion of the tax savings that should be shared with ratepayers. The OEB's calculation would result in an impairment of a portion of both Hydro One Networks' transmission and distribution deferred income tax regulatory asset. In October 2017, the Company filed a motion to review and vary (Motion) the Original Decision and filed an appeal with the Ontario Divisional Court (Appeal). In both cases, the Company's position was that the OEB made errors of fact and law in its determination of allocation of the tax savings between the shareholders and ratepayers. On December 19, 2017, the OEB granted a hearing of the merits of the Motion which was held on February 12, 2018. On August 31, 2018, the OEB granted the Motion and returned the portion of the Original Decision relating to the deferred tax asset to an OEB panel for reconsideration.
On March 7, 2019, the OEB issued its reconsideration decision (DTA Decision) and concluded that their Original Decision was reasonable and should be upheld. Also, on March 7, 2019, the OEB issued its decision for Hydro One Networks’ 2018-2022 distribution rates, in which it directed the Company to apply the Original Decision to Hydro One Networks’ distribution rates. As a result, as at December 31, 2018, the Company recognized an impairment charge of Hydro One Networks' distribution deferred income tax regulatory asset of $474 million and Hydro One Networks' transmission deferred income tax regulatory asset of $558 million, an increase in deferred income tax regulatory liability of $81 million, and a decrease in the foregone revenue deferral regulatory asset of $68 million. After recognition of the related $314 million deferred tax asset, the Company recorded an $867 million one-time decrease in net income as a reversal of revenues of $68 million, and charge to deferred tax expense of $799 million, which is expected to result in an annual decrease to FFO in the range of $50 million to $60 million in the near term, and this range will decline over time. Notwithstanding the recognition of the effects of the DTA Decision in the 2018 financial statements, on April 5, 2019, the Company filed an appeal with the Ontario Divisional Court with respect to the OEB's DTA Decision. The appeal was heard on November 21, 2019. On March 31, 2020, an additional submission was filed to make submissions regarding the Supreme Court of Canada’s December 2019 decision in the Canada (Minister of Citizenship and Immigration) v. Vavilov, 2019 SCC 65 case. That decision substantially revises administrative law principles. The Ontario Divisional Court decision is currently pending.
On March 21, 2019, Hydro One Networks filed a three-year Custom Incentive Rate application with the OEB for 2020-2022 transmission rates. On June 19, 2019, Hydro One filed updates to the application reflecting recent financial results and other adjustments. The hearing began on October 21, 2019, and concluded on November 4, 2019. On December 10, 2019, the OEB approved Hydro One Networks' 2019 transmission revenue requirement and charges as interim effective January 1, 2020 until the new transmission revenue requirement and charges are approved by the OEB. On April 23, 2020, the OEB rendered its decision on the 2020-2022 transmission rate application (2020-2022 Transmission Decision). The Company intends to file its draft rate order reflecting updated revenue requirements for years 2020 to 2022 for the OEB’s approval by May 28, 2020.
Hydro One Networks - Distribution
On March 31, 2017, Hydro One Networks filed a custom application with the OEB for 2018-2022 distribution rates under the OEB’s incentive-based regulatory framework (2018-2022 Distribution Application), which was subsequently updated on June 7 and December 21, 2017. The application reflects the level of capital investments required to minimize degradation in overall system asset condition, to meet regulatory requirements, and to maintain current reliability levels.
On March 7, 2019, the OEB rendered its decision on the 2018-2022 Distribution Application (2018-2022 Distribution Decision). In accordance with the 2018-2022 Distribution Decision, as well as the DTA Decision as noted above in “Hydro One Networks - Transmission”, the Company filed its draft rate order reflecting updated revenue requirements of $1,459 million for 2018, $1,498 million for 2019, $1,532 million for 2020, $1,578 million for 2021, and $1,624 million for 2022. On June 11, 2019, the OEB approved the rate order confirming these updated revenue requirements, which include impacts of both the 2018-2022 Distribution Decision and the DTA Decision.
Hydro One Remote Communities
On November 15, 2019, Hydro One Remote Communities filed an application with the OEB seeking approval for a 2% increase to 2019 base rates. On April 16, 2020, the OEB approved the requested increase for new rates effective May 1, 2020, while the implementation of these rates will be deferred to November 1, 2020 due to COVID-19. The deferred implementation has no impact on net income as this deferred income is expected to be recovered in customer rates in the future.
Hydro One Remote Communities is fully financed by debt and is operated as a break-even entity with no ROE.

10

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2020 and 2019

NRLP
On October 25, 2019, NRLP filed its revenue cap incentive rate application for 2020-2024. On December 19, 2019, the OEB approved NRLP’s proposed 2020 revenue requirement of $9 million on an interim basis effective January 1, 2020.
On February 12, 2020, all parties reached a full settlement agreement on all issues, accepting the 2020 base costs and the 2019 incurred costs as presented. The settlement included a 50% reduction to the inflation component and a 0.6% capital adjustment factor to account for a lowering rate base value. On March 6, 2020, the settlement agreement was filed for the OEB's approval, and on April 9, 2020, the OEB approved the settlement agreement.
HOSSM
HOSSM is under a 10-year deferred rebasing period for years 2017-2026, as approved in the OEB MAAD decision dated October 13, 2016. In July 2018, HOSSM filed a 2019 application to allow for inflationary increase (revenue cap escalator index) to its previously approved revenue requirement. The revenue cap escalator index is designed to add inflationary increases to the revenue requirement on an annual basis. On June 20, 2019, the OEB approved the revenue cap escalator index at 1.1% (net) which was applied to HOSSM's base revenue requirement for 2019, effective February 1, 2019, and also approved the 2019-2026 revenue cap framework.
On December 17, 2019, the OEB issued a decision on HOSSM’s request for transmission revenue requirement for 2020. The OEB approved a 1.5% revenue cap increase effective January 1, 2020.
B2M LP
On July 31, 2019, B2M LP filed a transmission rate application for 2020-2024. A settlement agreement was reached on December 9, 2019. The settlement accepted all of B2M LP’s cost submissions, including additional reliability reporting and a capital adjustment (reduction) factor of 0.6% to account for the decreasing rate base value. On January 16, 2020, the OEB approved the settlement agreement, including a 2020 base revenue requirement of $33 million (updated for lower ROE and interest rates), and a revenue cap escalator index for 2021 to 2024.
MAAD Applications
Orillia Power MAAD Application
On April 30, 2020, the OEB issued its decision approving Hydro One’s application to acquire Orillia Power Distribution Corporation from the City of Orillia. The transaction is expected to close before the end of 2020.
Peterborough Distribution MAAD Application
On April 30, 2020, the OEB issued its decision approving Hydro One’s application to acquire the business and distribution assets of Peterborough Distribution Inc., from the City of Peterborough. The transaction is expected to close before the end of 2020.
OTHER DEVELOPMENTS
COVID-19
In early January 2020, a novel strain of the coronavirus disease, widely known as COVID-19, began to spread across different parts of the world, including Canada, the US and Europe, and has caused unprecedented disruptions in the global economy as efforts to contain the spread of the COVID-19 have intensified. On March 11, 2020, the World Health Organization officially declared this COVID-19 outbreak a pandemic.
Many countries around the world, including Canada, have implemented significant measures to control the spread of COVID-19, including the temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of commerce, resulting in work stoppages and other disruptions.
On March 17, 2020, the Premier of Ontario declared a state of emergency to help contain the spread of COVID-19, including an order to close all non-essential businesses until further notice. As a transmitter and distributor of electricity, Hydro One is deemed to be an essential business and must continue operations to ensure the continuous supply of electricity across the province.
In response to the above, Hydro One invoked its business continuity plan and also elected to scale back certain components of the Company’s operating and capital programs in response to federal, provincial and local government protocols. These decisions were guided by two priorities: to protect Hydro One's employees and to maintain the safe and reliable supply of electricity to Hydro One's customers.
Furthermore, as part of its commitment to customers, Hydro One implemented a number of measures including (i) launching a Pandemic Relief Fund to assist customers affected, (ii) offering financial assistance and increased payment flexibility to customers, and (iii) extending its Winter Relief program. Hydro One has also temporarily suspended late fees for all customers, returned $5 million in security deposits to over 4,000 eligible business customers and implemented fixed commodity prices for regulated price plan customers paying Time-of-Use (TOU) prices, as mandated and funded by the Province of Ontario (Province).

11

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2020 and 2019

All of the items noted above have had the following impact on Hydro One’s financial results for the three months ended March 31, 2020:

•
Hydro One did not identify any material impact of COVID-19 on electricity consumption and demand across Ontario as impacts of COVID-19 were felt late in the quarter. While consumption is down year over year, electricity consumption can be impacted by numerous variables, including weather, and as such it is difficult to determine the exact impact of COVID-19 on peak demand and customer consumption over this period with any level of precision.

•	The temporary deferral of operating and capital work during the period resulted in the recognition of modest costs associated with the stand down of the Company's casual workforce.

•
As a result of temporary and permanent company closures across Ontario, and the impact of COVID-19 on employment rates locally, the Company has recorded an incremental allowance for doubtful accounts as of March 31, 2020. While minimal losses have been incurred to date, the Company does acknowledge that there may be increased risk associated with the ultimate collection of billed energy consumption. In accordance with OEB guidance noted below, the Company has recorded a regulatory asset for the recovery of these costs in the future.

•	Foregone revenues associated with the customer relief efforts noted above are immaterial.

•	The COVID-19 pandemic resulted in no significant impacts on the Company's critical accounting estimates and judgments.
In accordance with OEB guidance issued on March 25, 2020, the Company has established three deferral accounts to track incremental costs and lost revenues related to the COVID-19 pandemic. These accounts track (i) Billing and System Changes as a result of the Emergency Order Regarding TOU Pricing, (ii) Lost Revenues Arising from the COVID-19 Emergency, and (iii) Other Incremental Costs, including costs relating to bad debt expenses. The Company has also held several discussions with the OEB, industry peers and governmental agencies, and while amounts recorded in each of these accounts will be subject to a prudency review by the OEB, the Company believes that costs relating to bad debt expenses will be recovered from ratepayers at some point in the future.
Looking ahead, it is very difficult to determine or estimate the exact impacts of COVID-19 on Hydro One's operations as they will be largely dependent on the duration of the pandemic and severity of the measures implemented to combat this virus. Electricity consumption can be impacted by numerous variables, including weather, making it difficult to estimate the impact of COVID-19 with any level of precision. Hydro One has already initiated steps to mitigate the impact of COVID-19 on the Company's operations, and is evaluating ways to complete operating and capital projects that have currently been deferred, including implementing additional safe work protocols and ordering long lead items in advance to mitigate the impact that COVID-19 may have on the Company's supply chain.
The COVID-19 pandemic subjects the Company to additional risks and uncertainties. Please see section “Risk Management and Risk Factors - Infectious Disease Risk” for a discussion of the potential impacts of a pandemic such as COVID-19 on Hydro One.
Collective Agreements
The current collective agreement with the Power Workers' Union (PWU) (for classifications other than Customer Service Operations (CSO) expired on March 31, 2020. The collective agreement with the PWU for CSO was set to expire on September 30, 2019; however, it was extended to allow for bargaining at the same time as the non-CSO agreement. In January 2020, Hydro One and the PWU commenced collective bargaining with the official exchange of bargaining agendas and negotiations are continuing virtually. The current collective agreements will remain in place as negotiations continue.
The construction building trade unions have collective agreements with the Electrical Power Systems Construction Association (EPSCA). EPSCA is an employers’ association of which Hydro One is a member. A number of the EPSCA construction collective agreements, which bind Hydro One, expired on April 30, 2020. Ratified five-year renewal collective agreements, covering May 1, 2020 to April 30, 2025, have been reached with the Carpenters, the Boilermakers, the United Association of Plumbers and Pipefitters, the Painters, the Sheet Metal Workers, the Insulators, the Roofers, the International Brotherhood of Electrical Workers (Generation) and the Millwrights. EPSCA is currently in the process of negotiating agreements or scheduling negotiating dates with the other building trades.
NRLP
On January 31, 2020, the Mississaugas of the Credit First Nation purchased an additional 19.9% equity interest in NRLP. Following this transaction, Hydro One's interest in NRLP was reduced to 55%, with the Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation owning 25% and 20%, respectively, of the equity interest in NRLP.
Building Transit Faster Act
On February 18, 2020, the Ministry of Transportation introduced Bill 171, to enact the Building Transit Faster Act, 2020 (Transit Act), which relates to four priority projects in the Toronto area. The Transit Act proposes commitments on utilities, including Hydro One, to relocate infrastructure to allow the timely construction of the transit projects. Metrolinx, the builder of the transit projects, and Hydro One must work together on a notice that agrees to the timing of when the relocation work must be completed. If Hydro One is in non-compliance, Metrolinx can file an application with the Ontario Superior Court of Justice, where a judge can either order

12

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2020 and 2019

Hydro One to comply or authorize Metrolinx to carry out the work, or impose a monetary penalty on Hydro One. The Ontario Energy Board Act, 1998 (OEB Act) is proposed to be amended to prohibit the utility from recovering the monetary penalty in rates.
NON-GAAP MEASURES
FFO, basic and diluted Adjusted EPS, adjusted net income, revenues, net of purchased power, and distribution revenues, net of purchased power are not recognized measures under US GAAP and do not have a standardized meaning prescribed by US GAAP. They are therefore unlikely to be directly comparable to similar measures presented by other companies. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under US GAAP.
FFO
FFO is defined as net cash from operating activities, adjusted for (i) changes in non-cash balances related to operations, (ii) dividends paid on preferred shares, and (iii) distributions to noncontrolling interest. Management believes that FFO is helpful as a supplemental measure of the Company’s operating cash flows as it excludes timing-related fluctuations in non-cash operating working capital and cash flows not attributable to common shareholders. As such, FFO provides a consistent measure of the cash generating performance of the Company’s assets.

Three months ended March 31 (millions of dollars)	2020	2019
Net cash from operating activities	548	118
Changes in non-cash balances related to operations	(62)	115
Preferred share dividends	(5)	(5)
Distributions to noncontrolling interest	(2)	(4)
FFO	479	224
Adjusted Net Income and Adjusted EPS
The following adjusted net income, and basic and diluted Adjusted EPS have been calculated by management on a supplementary basis which adjusts net income under US GAAP for income and costs related to the Merger and impacts related to the OEB's DTA Decision on Hydro One Networks' distribution and transmission businesses. Adjusted net income and Adjusted EPS are used internally by management to assess the Company’s performance and are considered useful because they exclude the impacts of the Merger and the DTA Decision as noted above. Adjusted net income and Adjusted EPS provide users with a comparative basis to evaluate the current ongoing operations of the Company compared to prior year.

Quarter ended (millions of dollars, except number of shares and EPS)	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019

Net income attributable to common shareholders	225	211	241	155

Adjusting items	—	—	—	—

Adjusted net income attributable to common shareholders	225	211	241	155

Weighted average number of shares
Basic	596,983,560	596,670,374	596,605,054	596,503,988
Effect of dilutive stock-based compensation plans	2,663,999	2,564,789	2,420,792	2,442,181
Diluted	599,647,559	599,235,163	599,025,846	598,946,169

Adjusted EPS
Basic	$0.38	$0.35	$0.40	$0.26
Diluted	$0.38	$0.35	$0.40	$0.26

13

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2020 and 2019

Quarter ended (millions of dollars, except number of shares and EPS)	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018

Net income (loss) attributable to common shareholders	171	(705)	194	200

Impacts related to the Merger:
OM&A - Merger-related costs (before tax)	138	6	1	2
Financing charges - Merger-related costs (before tax)	31	14	15	15
Financing charges - loss (gain) on Foreign-Exchange Contract (before tax)	22	—	24	(22)
Tax impact	(51)	(6)	(7)	(1)
Merger-related impacts (after tax)	140	14	33	(6)

Impacts related to OEB's DTA Decision on Hydro One Networks' distribution and transmission businesses:
Reversal of revenues	—	68	—	—
Deferred tax expense	—	799	—	—
OEB's DTA Decision on Hydro One Networks' distribution and transmission businesses impacts (after tax)	—	867	—	—

Adjusted net income attributable to common shareholders	311	176	227	194

Weighted average number of shares
Basic	595,961,260	595,882,447	595,882,438	595,867,452
Effect of dilutive stock-based compensation plans	2,354,970	2,122,782	1,968,856	2,130,394
Diluted	598,316,230	598,005,229	597,851,294	597,997,846

Adjusted EPS
Basic	$0.52	$0.30	$0.38	$0.33
Diluted	$0.52	$0.29	$0.38	$0.32
Revenues, Net of Purchased Power
Revenues, net of purchased power is defined as revenues less the cost of purchased power. Management believes that revenue, net of purchased power is helpful as a measure of net revenues for the distribution segment, as purchased power is fully recovered through revenues.

Quarter ended (millions of dollars)	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018
Revenues	1,850	1,715	1,593	1,413	1,759	1,491	1,606	1,477
Less: Purchased power	1,007	914	737	653	807	741	733	674
Revenues, net of purchased power	843	801	856	760	952	750	873	803

Quarter ended (millions of dollars)	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018
Distribution revenues	1,439	1,298	1,140	1,029	1,321	1,138	1,103	1,036
Less: Purchased power	1,007	914	737	653	807	741	733	674
Distribution revenues, net of purchased power	432	384	403	376	514	397	370	362

14

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2020 and 2019

RELATED PARTY TRANSACTIONS
The Province is a shareholder of Hydro One with approximately 47.3% ownership at March 31, 2020. The IESO, OPG, Ontario Electricity Financial Corporation (OEFC), and the OEB are related parties to Hydro One because they are controlled or significantly influenced by the Ministry of Energy. OCN LP is a joint-venture limited partnership between a subsidiary of Hydro One and OPG. The following is a summary of the Company’s related party transactions during the three months ended March 31, 2020 and 2019:

Three months ended March 31 (millions of dollars)
Related Party	Transaction	2020	2019
Province	Dividends paid	73	70
IESO	Power purchased	776	550
	Revenues for transmission services	395	413
	Amounts related to electricity rebates	433	138
	Distribution revenues related to rural rate protection	59	58
	Distribution revenues related to the supply of electricity to remote northern communities	9	9
	Funding received related to Conservation and Demand Management programs	9	15
OPG[1]	Power purchased	2	3
	Revenues related to provision of services and supply of electricity	2	2
	Costs related to the purchase of services	1	—
OEFC	Power purchased from power contracts administered by the OEFC	—	1
OEB	OEB fees	2	2
OCN LP2	Investment in OCN LP	—	2
1 OPG has provided a $2.5 million guarantee to Hydro One related to the OCN Guarantee. See Other Obligations - Summary of Contractual Obligations and Other Commercial Commitments for details related to the OCN Guarantee.

[2]	OCN LP owns and operates electric vehicle fast charging stations across Ontario, under the Ivy Charging Network brand.
RISK MANAGEMENT AND RISK FACTORS
Hydro One is subject to numerous risks and uncertainties. Critical to Hydro One’s success is the identification, management, and to the extent possible, mitigation of these risks. Hydro One’s Chief Risk Officer has accountability for the Company’s Enterprise Risk Management (ERM) program, which assists decision-makers throughout the organization with the management of key business risks, including new and emerging risks and opportunities.
A discussion of the material risks relating to Hydro One and its business that the Company believes would be the most likely to influence an investor’s decision to purchase Hydro One’s securities can be found under the heading “Risk Management and Risk Factors” in the 2019 MD&A. In addition to those risks, the Company is subject to the following additional risk:
Infectious Disease Risk
An outbreak of infectious disease, in the form of an epidemic, a pandemic (such as COVID-19), or a similar public health threat, could materially adversely impact the Company. The extent of any such adverse impact on the Company is uncertain, and may depend on the length and severity of any such infectious disease outbreak, any resultant government regulations, guidelines and actions, and any related adverse changes in general economic and market conditions. Such an outbreak, the resultant government regulations, guidelines and actions, and related adverse changes in general economic and market conditions could impact, in particular: the Company’s operations and workforce, including its ability to complete planned operating and capital work programs within scope and budget; certain financial obligations of the Company, including pension contributions and other post-retirement benefits, as a result of changes in prevailing market conditions; the Company’s expected revenues; reductions in overall electricity consumption and load, both short term and long term; overdue accounts and bad debt increases as a result of changes in the ability of the Company’s customers to pay; liquidity and the Company’s ability to raise capital; the Company’s ability to pay or increase dividends; the timing of increased rates; the Company’s ability to recover incremental costs and lost revenues linked to the outbreak; the Company’s ability to file regulatory filings on a timely basis; timing of regulatory decisions and the impacts those decisions may have on the Company or its ability to implement them; and customer and stakeholder needs and expectations.
The Company also faces risks and costs associated with implementation of business continuity plans and modified work conditions, including the risks and costs associated with maintaining or reducing its workforce, making the required resources available to its workforce to enable them to continue essential work, including remotely where possible, and to keep its workforce healthy, as well as risks and costs associated with recovery of normal operations. Furthermore, the Company is dependent on third party providers for certain activities, and relies on a strong international supply chain, which may also be adversely impacted, and which, in turn, could materially adversely impact the Company.

15

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2020 and 2019

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. Internal control, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and due to its inherent limitations, may not prevent or detect all misrepresentations.
There were no changes in the Company’s internal control over financial reporting during the three months ended March 31, 2020, that materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures and internal control over financial reporting.
NEW ACCOUNTING PRONOUNCEMENTS
The following tables present Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASU 2017-04	January 2017	The amendment removes the second step of the current two-step goodwill impairment test to simplify the process of testing goodwill.	January 1, 2020	No impact upon adoption
ASU 2018-13	August 2018	Disclosure requirements on fair value measurements in Accounting Standard Codification (ASC) 820 are modified to improve the effectiveness of disclosures in financial statement notes.	January 1, 2020	No impact upon adoption
ASU 2019-01	March 2019
This amendment carries forward the exemption previously provided under ASC 840 relating to the determination of the fair value of underlying assets by lessors that are not manufacturers or dealers. It also provides for clarification on cash-flow presentation of sales-type and financing leases and clarifies that transition disclosures under Topic 250 are not applicable in the adoption of ASC 842.
			January 1, 2020	No impact upon adoption
HYDRO ONE HOLDINGS LIMITED - CONSOLIDATING SUMMARY FINANCIAL INFORMATION
Hydro One Limited fully and unconditionally guarantees the payment obligations of its wholly-owned subsidiary Hydro One Holdings Limited (HOHL) issuable under the short form base shelf prospectus dated November 23, 2018. Accordingly, the following consolidating summary financial information is provided in compliance with the requirements of section 13.4 of National Instrument 51-102 - Continuous Disclosure Obligations providing for an exemption for certain credit support issuers. The tables below contain consolidating summary financial information as at March 31, 2020 and December 31, 2019 and for the three months ended March 31, 2020 and March 31, 2019 for: (i) Hydro One Limited; (ii) HOHL; (iii) the subsidiaries of Hydro One Limited, other than HOHL, on a combined basis, (iv) consolidating adjustments, and (v) Hydro One Limited and all of its subsidiaries on a consolidated basis, in each case for the periods indicated. Such summary financial information is intended to provide investors with meaningful and comparable financial information about Hydro One Limited and its subsidiaries. This summary financial information should be read in conjunction with Hydro One Limited's most recently issued annual and interim financial statements. This summary financial information has been prepared in accordance with US GAAP, as issued by the FASB.

Three months ended March 31 (millions of dollars)	Hydro One Limited		HOHL		Subsidiaries of Hydro One Limited, other than HOHL		Consolidating Adjustments		Total Consolidated Amounts of Hydro One Limited
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Revenue	2	11	—	—	1,961	1,791	(113)	(43)	1,850	1,759
Net Income (Loss) Attributable to Common Shareholders	(2)	(124)	—	(19)	308	346	(81)	(32)	225	171

As at March 31, 2020 and December 31 2019 (millions of dollars)	Hydro One Limited		HOHL		Subsidiaries of Hydro One Limited, other than HOHL		Consolidating Adjustments		Total Consolidated Amounts of Hydro One Limited
	Mar.2020	Dec.2019	Mar.2020	Dec.2019	Mar.2020	Dec.2019	Mar.2020	Dec.2019	Mar.2020	Dec.2019
Current Assets	92	84	—	—	3,898	2,440	(1,819)	(1,256)	2,171	1,268
Non-Current Assets	3,868	3,979	—	—	41,323	41,188	(19,232)	(19,374)	25,959	25,793
Current Liabilities	446	408	—	—	4,788	3,925	(1,808)	(1,246)	3,426	3,087
Non-Current Liabilities	—	—	—	—	26,114	25,201	(11,355)	(11,096)	14,759	14,105

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HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2020 and 2019

FORWARD-LOOKING STATEMENTS AND INFORMATION
The Company’s oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry, regulatory and economic environments in which it operates, and include beliefs and assumptions made by the management of the Company. Such statements include, but are not limited to, statements regarding: the Company’s transmission and distribution rate applications, including resulting decisions, rates, recovery and expected impacts and timing; expectations about the Company’s liquidity and capital resources and operational requirements, including as result of COVID-19; the Operating Credit Facilities; expectations regarding the Company’s financing activities; the Company’s maturing debt; the Company’s derivative instruments; ongoing and planned projects and initiatives, including expected results and completion dates; the potential impact of COVID-19 on the Company’s business and operations, including its impact on peak demand and electricity consumption, capital programs, supply chains, costs, allowance for doubtful accounts, foregone revenues, deferral accounts and the likelihood of recovery of certain costs in future rates; the Company’s priorities in its response to COVID-19; contractual obligations and other commercial commitments; expected impacts relating to the deferred tax asset; Hydro One’s appeal of the OEB’s deferred tax asset decision; proposed amendment to the OEB Act relating to the Transit Act; the number of Hydro One common shares issuable in connection with outstanding awards under the share grant plans and the LTIP; collective agreements; the pension plan, future pension contributions, valuations and expected impacts; dividends; the anticipated impacts of the Accelerated CCA on Hydro One; non-GAAP measures; risks relating to infectious disease outbreak, such as COVID-19; internal control over financial reporting and disclosure; the new MTN Program prospectus; the Universal Base Shelf Prospectus; the US Debt Shelf Prospectus; and the Company’s acquisitions and mergers, including Orillia Power and Peterborough Distribution. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “believe”, “seek”, “estimate”, “goal”, “aim”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking statements, except as required by law.
These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: the scope of the COVID-19 pandemic and duration thereof as well as the effect and severity of corporate and other mitigation measures on the Company’s operations, supply chain or employees; no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining the required approvals; no unforeseen changes in rate orders or rate setting methodologies for the Company’s distribution and transmission businesses; continued use of US GAAP; a stable regulatory environment; no unfavourable changes in environmental regulation; no significant changes to the Company's current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; recoverability of costs and expenses related to the COVID-19 pandemic, including the costs of customer defaults resulting from the pandemic; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to the Company, including information obtained from third-party sources. Actual results may differ materially from those predicted by such forward-looking statements. While Hydro One does not know what impact any of these differences may have, the Company’s business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:

•	a significant expansion in length or severity of the COVID-19 pandemic restricting or prohibiting the Company’s operations or significantly impacting the Company’s supply chain or workforce;

•	severity of mitigation measures related to the COVID-19 pandemic;

•	delays in completion of operating and capital projects;

•
regulatory risks and risks relating to Hydro One’s revenues, including risks relating to rate orders and the rate-setting models for transmission and distribution, actual performance against forecasts and capital expenditures, the regulatory treatment of the deferred tax asset, the recoverability of total compensation costs or denials of applications;

•
risks associated with the Province’s share ownership of Hydro One and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties, risks associated with the Province’s exercise of further legislative and regulatory powers in the implementation of the Hydro One Accountability Act, risks relating to the ability of the Company to attract and retain qualified executive talent or the risk of a credit rating downgrade for Hydro One Inc. and its impact on the Company’s funding and liquidity;

•	risks relating to the location of the Company’s assets on Reserve lands and the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves;

•	the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;

•
the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters, man-made events or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;

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HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2020 and 2019

•	the risk of non-compliance with environmental regulations and inability to recover environmental expenditures in rate applications;

•
risks associated with information system security and maintaining complex IT and OT system infrastructure, including system failures or risks of cyber-attacks or unauthorized access to corporate IT and OT systems;

•	the risk of labour disputes and inability to negotiate or renew appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions;

•	risks related to the Company’s work force demographic and its potential inability to attract and retain qualified personnel;

•	the risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures;

•	risks associated with fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk;

•	risks associated with economic uncertainty and financial market volatility;

•
the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner or the risk of increased competition for the development of large transmission projects or legislative changes affecting the selection of transmitters;

•	risks associated with public opposition to or delays or denials of the requisite approvals and accommodations for the Company’s planned projects;

•	the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;

•	the risk of failure to mitigate significant health and safety risks;

•
the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;

•	the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected;

•	the impact of the ownership by the Province of lands underlying the Company’s transmission system;

•	the risk associated with legal proceedings that could be costly, time-consuming or divert the attention of management and key personnel from the Company’s business operations;

•
the impact if the Company does not have valid occupational rights on third-party owned or controlled lands and the risks associated with occupational rights of the Company that may be subject to expiry;

•	risks relating to adverse reputational events or political actions;

•	the inability to prepare financial statements using US GAAP; and

•	the risk related to the impact of the new accounting pronouncements.
Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section “Risk Management and Risk Factors” in the 2019 MD&A.
In addition, Hydro One cautions the reader that information provided in this MD&A regarding the Company’s outlook on certain matters, including potential future investments, is provided in order to give context to the nature of some of the Company’s future plans and may not be appropriate for other purposes.
Additional information about Hydro One, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com, the US Securities and Exchange Commission’s EDGAR website at www.sec.gov/edgar.shtml, and the Company’s website at www.HydroOne.com/Investors.

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